Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations as of, and for the six months ended, June 30, 2015 in conjunction with the financial statements and the notes thereto attached as Exhibit 99.1 to the Report of Foreign Private Issuer to which this “Operating and Financial Review and Prospects” is attached as Exhibit 99.2.  The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and in “Item 3.D— Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2014, which we filed with the Securities and Exchange Commission, or SEC, on March 18, 2015 (which we refer to as the 2014 Form 20-F).

Overview

We are a biotechnology company focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs in the treatment of chronic and other hard-to-heal wounds. Our product candidate, CureXcell, is an advanced wound care, or AWC, therapy to treat such wounds by injecting living human white blood cells that have been activated to facilitate the healing process. CureXcell is currently in two pivotal, Phase 3, double-blind clinical trials targeting a broad indication for the treatment of diabetic foot ulcers, or DFUs, and venous leg ulcers, or VLUs. We anticipate results from our DFU clinical trial and interim data from our VLU clinical trial in the second half of 2015. We expect to submit our Biologics License Application, or BLA, to the United States Food and Drug Administration, or FDA, in late 2016. We also intend to pursue marketing authorization in Europe with the European Medicines Agency, or EMA. We already hold product approval for CureXcell as a medical device in Israel for the treatment of chronic and other hard-to-heal wounds, and have effectively and safely treated more than 5,000 patients in commercial or clinical study settings in Israel. To support our development and manufacturing initiatives for CureXcell, we have established operations in Philadelphia, Pennsylvania in the United States and the Tel Aviv region in Israel.

To date, we have financed our operations primarily with the net proceeds from the initial public offering of our ordinary shares in the United States, or IPO, and private placements of our ordinary and preferred shares and warrants, and to a significantly lesser extent, through a government grant. Since our inception, we have incurred significant operating losses. Our net losses were $25.5 million, $18.3 million and $7.8 million for the years ended December 31, 2014, 2013 and 2012, respectively. For the six months ended June 30, 2015 and 2014, our net losses were $13.6 million and $7.8 million, respectively. As of June 30, 2015, we had an accumulated deficit of $81.8 million. We have not recognized any revenue to date.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

•	continue our Phase 3 clinical trials for CureXcell to support a BLA submission to the FDA;

•	establish independent production facilities and our sales, marketing and distribution infrastructure to commercialize CureXcell in the United States;

•	seek marketing approvals for CureXcell in territories other than the United States;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional operational, clinical, quality control and scientific personnel;

•
add operational, financial and management information systems and personnel, including personnel to support our product development, any future commercialization efforts and our transition to a public company; and

•	invest in research and development and regulatory approval efforts in order to utilize our technology as a platform to develop regenerative medicine products for other indications.

Operating Results

Financial Operations Overview

Revenue

To date, we have not recognized any revenue, and we do not expect to recognize any revenue for the foreseeable future, if ever. Our ability to generate recognizable revenue in the future will depend on the successful commercialization of CureXcell.

Operating expenses

Research and development expenses, net

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect research and development costs to increase significantly for the foreseeable future as we progress with our Phase 3 clinical trials. We do not believe that it is possible at this time to accurately project total program-specific expenses to reach regulatory approval and commercialization. There are numerous factors associated with the successful regulatory approval and commercialization of CureXcell, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. Additionally, future regulatory and commercial factors beyond our control will affect our clinical development programs and plans.

From 2012 through 2014, our cumulative research and development expenses for CureXcell were $32.0 million, which is net of $1.4 million that we received from sales of CureXcell to health care professionals in Israel. Our net research and development expenses in the year ended December 31, 2014 and the six months ended June 30, 2015 were $15.5 million and $10.1 million, respectively, which primarily related to the development of CureXcell. We charge all research and development expenses to operations as they are incurred. We expect research and development expenses to increase in the near term.

Research and development expenses consist primarily of costs incurred for our research activities, including:

•	employee-related expenses for research and development staff, including salaries, benefits and related expenses, including share-based compensation and travel expenses;

•
expenses incurred under agreements with third parties, including the American Red Cross, Magen David Adom, or MDA, contract research organizations and consultants that conduct quality assurance and regulatory activities and clinical trials;

•	expenses incurred to design, develop and assess clinical trials;

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other operating costs;

•	costs associated with development, clinical and preclinical activities and regulatory operations;

•	costs associated with obtaining and maintaining patents and other intellectual property; and

•	depreciation of tangible and intangible fixed assets used to develop CureXcell.

The successful development of CureXcell and future product candidates, if any, is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, CureXcell and future product candidates. This uncertainty is due to numerous risks and uncertainties associated with developing products, including the uncertainty of:

•	the scope, rate of progress and expense of our research and development activities;

•	preclinical and clinical trial results and the duration of the trials;

•	the terms and timing of regulatory approvals and the ability to obtain reimbursement for our product candidates;

•	our ability to build the manufacturing capacity and have the raw materials necessary to meet the future market demands;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to commercialize, market and achieve market acceptance.

A change in the outcome of any of these variables with respect to the development of CureXcell or other products that we may develop could result in a significant change in the costs and timing associated with their development. For example, if the FDA, EMA or other regulatory authority were to require us to conduct additional preclinical or clinical studies beyond those which we currently anticipate for the completion of clinical development of CureXcell or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of the clinical development.

General and administrative expenses

Our general and administrative expenses consist principally of:

•	employee-related expenses for employees other than research and development staff, including salaries, benefits and related expenses, including share-based compensation and travel expenses;

•	legal and professional fees for auditors and other consulting expenses not related to research and development activities;

•	costs of office leases, communication and office expenses;

•	information technology expenses; and

•	depreciation of tangible fixed assets related to our general and administrative activities.

We expect that our general and administrative expenses will increase in the future as our business expands and we incur additional general and administrative costs associated with being a public company in the United States, including compliance with the Sarbanes-Oxley Act and rules promulgated by the SEC. These public company-related increases will likely include, among other things, costs of additional personnel, additional legal fees, accounting and audit fees, directors’ liability insurance premiums and costs related to investor relations. During the year ended December 31, 2014, we paid up to $0.65 million in the aggregate to certain of our executive officers for their contribution to the completion of our IPO.

Financing income (expenses), net

Financing income (expenses), net, is obtained by subtracting our financing expense from our financing income and adding or subtracting the gain or loss, as applicable, that we have realized due to the revaluation of warrants at fair value, reclassification of outstanding warrants from a liability into equity on our balance sheet and recognizing expenses for a warrants granted to the lender of the convertible credit line. Financing income includes interest income and exchange rate differences and change in fair value of warrants held by investors. Financing expense consists primarily of change in fair value of warrants held by investors, a convertible loan credit line from a significant shareholder and exchange rate differences.

Taxes on income

The standard corporate tax rate in Israel is 26.5% (beginning in 2014), and was 25.0% for each of the 2013 and 2012 tax years. We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry-forward losses for tax purposes totaling $38.0 million as of December 31, 2014. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses. In 2014 and the six month ended June 30, 2015, taxes on income included taxes on income of our U.S. subsidiary, which operates on a cost-plus basis.

Comparison of the six months ended June 30, 2015 and 2014

The following table summarizes our results of operations for the six months ended June 30, 2015 and 2014:

	Six month ended June 30,
	2015	2014
	(in thousands)
Operating expenses:
Research and development expenses, net	$10,071	$5,917
General and administrative expenses	3,544	1,823
Operating loss	(13,615)	(7,740)
Financing income, net	125	11
Taxes on income	(87)	(78)
Loss for the year	$(13,577)	$(7,807)
Other comprehensive Income	15	—
Total comprehensive loss	$(13,562)	$(7,807)

Operating expenses

Research and development expenses, net

Research and development expenses, net increased by $4.2 million, or 71%, to $10.1 million in the six months ended June 30, 2015 from $5.9 million in the six months ended June 30, 2014. The increase was primarily due to on-going clinical trial expenses for our DFU and VLU Phase III clinical studies.

 General and administrative expenses

General and administrative expenses increased by $1.7 million, or 94%, to $3.5 million in the six months ended June 30, 2015, from $1.8 million in the six months ended June 30, 2014. The increase was primarily due to elevated payroll, stock-based compensation for existing and new employees and senior staff recruiting expenses as well as increased professional expenses and customary costs associated with being a publicly-traded company.

Financing income, net

Financing income, net increased by $0.1 million to $0.1 million of expense in the six months ended June 30, 2015 from less than $0.1 million of income in the six months ended June 30, 2014. The increase was primarily due to interest income on the proceeds of our IPO.

Loss for the year

Due to the cumulative effect of the factors described above, most significant of which were the increase in our operating expenses, particularly due to increased research and development expenses, as well as the other expenses that we recognized, our net loss increased by 74% to $13.6 million in the six months ended June 30, 2015 from $7.8 million in the six months ended June 30, 2014.

Taxes on income

In each of the six months ended June 30, 2015 and six months ended June 30,2014, we incurred $0.1 million of income tax expenses due to the implementation of transfer pricing guidelines related to our U.S. subsidiary.

Effective Corporate Tax Rate

We are subject to corporate taxes in various countries in which we operate. Generally, Israeli companies were subject to corporate tax at a rate of 25% of a company’s taxable income for 2013, which increased to 26.5% as of 2014 and thereafter. However, our effective corporate tax rate in Israel could be significantly lower, due to tax benefits for which we may become eligible.  For a description of the Israeli tax laws and tax programs for which we may qualify in the future, please see Item 5.A “Operating Results—Effective Corporate Tax Rate—Israeli Tax Structure and Tax Programs That May Become Applicable to Our Company” in the 2014 Form 20-F.

Liquidity and Capital Resources

To date, we have financed our operations primarily via the net proceeds from the IPO and the net proceeds from private placements of our ordinary and preferred shares and warrants, and to a significantly lesser extent, through a government grant.

We believe that based on our current business plan, our existing cash, cash equivalents and the net proceeds from our IPO will be sufficient to meet our currently anticipated cash requirements through at least the next 12 months.

Cash flows

The following table summarizes our consolidated statement of cash flows for the six months ended June 30, 2015 and 2014.

	Six months ended June 30,
	2015	2014
	(in thousands)
Net cash provided by (used in):
Operating activities	$(11,284)	$(7,255)
Investing activities	10,025	(100)
Financing activities	-	(443)
Net increase (decrease) in cash and cash equivalents	$(1,259)	$(7,798)

Net cash used in operating activities

The use of cash in all periods reflected primarily our net losses from operations, as adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income for non-cash items include depreciation and amortization, gain or loss due to revaluation of our outstanding warrants, income tax expenses, non-cash interest expenses and share-based compensation.

Net cash used in operating activities was $11.3 million in the six months ended June 30, 2015 compared to $7.3 million in the six months ended June 30, 2014. The increase was attributable primarily to an increase in our net loss to $13.6 million in the six months ended June 30, 2015 from $7.8 million in the six months ended June 30, 2014.

Net cash provided by (used in) investing activities

 Net cash provided by investing activities was $10.0 million during the six months ended June 30, 2015, compared to $0.1 million of net cash used in investing activities during the six months ended June 30, 2014. The increase in cash provided by investing activities was attributable primarily to a decrease of our investment in short-term bank deposits and corporate debt securities, which provided us with approximately $9.6 million of cash during the six months ended June 30, 2015.

Net cash provided by financing activities

We did not use or receive any cash from financing activities during the six months ended June 30, 2015, whereas our financing activities used $0.5 million of net cash during the six months ended June 30, 2014. That use of net cash was attributable to IPO costs that accrued during the six month period ended June 30, 2014.

Cash and funding sources

        Our primary source of financing during the six months ended June 30, 2015 was the $46.7 million of net proceeds that we raised in our IPO net of issuing expenses. Our primary source of financing in the six months ended June 30, 2014 primarily consisted of $14.1 million in proceeds that we raised from the issuance of preferred A shares to certain existing investors in 2013. Other than lease guarantees, we have no ongoing material financial commitments, such as lines of credit, that we expect will affect our liquidity over the next five years

Funding requirements

We believe that our existing cash, cash equivalents and the net proceeds from our IPO will be sufficient to meet our currently anticipated cash requirements through at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong and we could exhaust our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

•	the progress, timing and completion of our two Phase 3 clinical trials for CureXcell;

•
the time and costs required for obtaining regulatory approval for CureXcell and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to CureXcell in our clinical studies;

•	in connection with the anticipated commercialization of CureXcell, costs and time required for the establishment of our own manufacturing facilities in the United States, Europe and rest of the world;

•	the amounts we invest in research and development and regulatory approval efforts in order to utilize our technology as a platform to develop regenerative medicine products for other indications; and

•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties.

For more information as to the risks associated with our future funding needs, see “Item 3.D. Risk Factors—Risks Relating to Our Business and Industry—We may need substantial additional capital in the future, which could cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights, and if additional capital is not available, we may have to delay, reduce or cease operations” in the 2014 Form 20-F.

Royalties

For a description of royalties that we may need to pay to MDA and /or the Israeli Office of the Chief Scientist, please see Item 5.B “Liquidity and Capital Resources—Royalties” in the 2014 Form 20-F.

Application of Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While there are a number of accounting policies, methods and estimates affecting our consolidated financial statements, accounting policies that are critical to our financial results and to the understanding of our past and future performance include the following:

•	Research and development expenses

•	Share-based compensation, including option valuations

There were no significant changes to our critical accounting policies and estimates during the six month period ended June 30, 2015. Please refer to Item 5. “Operating and Financial Review and Prospects– Critical Accounting Policies and Estimates” in the 2014 Form 20-F for a more complete discussion of our critical accounting policies and estimates.

Updated Option Valuation Data

The following table presents the weighted-average assumptions used to estimate the fair value of options granted to employees during the six months ended June 30, 2015:

2015 (through June 30, 2015)
Expected volatility	82%
Expected term (in years)	5.0 – 7.0
Risk-free rate	1.94 – 2.11%
Expected dividend yield	0%

The following table presents data concerning the grant dates, number of underlying shares and exercise prices of awards granted to employees and non-employees during the six month period ended June 30, 2015, as well as the estimated fair value of the underlying ordinary shares on each grant date during that period:

Month of grant	Number of shares subject to awards granted	Average exercise price per share	Estimated fair value per option at grant date
February 2015	235,000	$9.68	$6.95
March 2015	135,000	$9.33	$6.78-6.88
March 2015	35,000	$9.55	$6.59
May 2015	35,000	$9.65	$6.87
June 2015	158,640	$13.62	$9.00

Recent Accounting Pronouncements

        Please refer to Item 5. “Operating and Financial Review and Prospects– Recent Accounting Pronouncements” in the 2014 Form 20-F for a more complete discussion of the recent accounting pronouncements applicable to us.

Trend Information

Our results of operations and financial condition may be affected by various trends and factors discussed in “Item 3 - Key Information - Risk Factors” of the 2014 Form 20-F, including pricing regulations, third-party coverage and reimbursement policies, healthcare reform initiatives, the degree of market acceptance of our products in the healthcare field due, in part, to trends in that field, changes in political, military or economic conditions in Israel and in the Middle East, general slowing of local or global economies and decreased economic activity in one or more of our target markets.

Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

Contractual Obligations

Our significant contractual obligations consist of consist of payments pursuant to lease agreements for office and laboratory facilities and vehicle lease obligations.We also may owe royalties to MDA or the OCS based upon future sales of our products, although the amount and timing of those obligations may not be estimated at this time. We are furthermore obligated for certain non-material minimum annual purchase amounts to our supplier of sterile plastic transfusion and infusion bags, under the supply agreement to which we are party with it.